Exhibit 3.1

SHARE DESIGNATION OF THE

7.375% SERIES A LLC PREFERRED SHARES

KKR FINANCIAL HOLDINGS LLC

KKR Financial Holdings LLC, a limited liability company organized and existing under the laws of the State of Delaware (the “Company”), hereby executes this Share Designation and establishes the Series A LLC Preferred Shares (as defined below).

FIRST:  Pursuant to Article 2 of the Amended and Restated  Operating Agreement of the Company, as amended through the date hereof (the “Agreement”), the Board of Directors of the Company is authorized to issue up to 50,000,000 Preferred Shares of the Company from time to time, in one or more classes or series, with such designations, preferences, rights, powers and duties as fixed by the Board of Directors and reflected in a Share Designation approved by the Board of Directors, the terms of which Share Designation may amend the provisions of the Agreement.

SECOND:  In accordance with the resolutions of the Board of Directors adopted on October 25, 2012, the resolutions of the pricing committee of the Board of Directors dated January 10, 2013 and January 16, 2013, the provisions of the Agreement, and applicable law, 14,950,000 presently authorized, but unissued, Preferred Shares are hereby designated as “7.375% Series A LLC Preferred Shares” (hereinafter referred to as the “Series A LLC Preferred Shares”).

THIRD:  The Series A LLC Preferred Shares shall have no par value and be Preferred Shares (within the meaning of the Agreement) and the terms, preferences, rights, powers and duties of the Series A LLC Preferred Shares be and the same are hereby fixed, respectively, as follows:

1.              Definitions.

For the purposes of this Share Designation (the “Series A Certificate of Designation”) only, except as otherwise expressly provided or unless the context otherwise requires:

a.              the terms used in this Series A Certificate of Designation have the meanings assigned to them in this Section 1 and include the plural as well as the singular; and

b.              all capitalized terms used in this Series A Certificate of Designation and not otherwise defined herein shall have the meanings assigned in the Agreement.

“Distribution Payment Date” has the meaning set forth in Section 2.a of this Series A Certificate of Designation.

A “Distribution Period” is the period from and including a Distribution Payment Date to, but excluding, the next Distribution Payment Date, except that the initial Distribution Period shall commence on and include January 17, 2013.

“Junior Shares” has the meaning set forth in Section 3.c of this Series A Certificate of Designation.

“Liquidation Preference” means $25 per Series A LLC Preferred Share.

“Parity Shares” has the meaning set forth in Section 3.b of this Series A Certificate of Designation.

“Series A Liquidation Value” means the Liquidation Preference per Share plus an amount equal to the accumulated and unpaid distribution (whether or not declared) from the Distribution Payment Date immediately preceding the date of the Dissolution Event to but excluding the date of the relevant liquidation payment, plus unpaid distributions (whether or not declared), if any, on the Series A LLC Preferred Shares for all past Distribution Periods.

The “Series A Preferred Holders” are the holders of record of the Series A LLC Preferred Shares.

“Voting Preferred Shares” has the meaning set forth in Section 7.a of this Series A Certificate of Designation.

2.              Distributions

a.              The Series A Preferred Holders shall be entitled to receive, when, as and if declared by the Board of Directors, or a duly authorized committee thereof, in its sole discretion out of funds legally available therefor, cumulative quarterly cash distributions which shall accrue from and including January 17, 2013, and shall be payable on January 15, April 15, July 15 and October 15 of each year (each, a “Distribution Payment Date”), commencing April 15, 2013, at a rate per annum equal to 7.375% of the Liquidation Preference.  Such distributions shall be cumulative without compounding from January 17, 2013 whether or not earned or declared.  If a Distribution Payment Date is not a Business Day, the related distribution (if declared) shall be paid on the next succeeding Business Day with the same force and effect as though paid on such Distribution Payment Date, without any increase to account for the period from such Distribution Payment Date through the date of actual payment. Distributions payable on the Series A LLC Preferred Shares for the initial Distribution Period and any period less than a full Distribution Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in such period.

b.              So long as any Series A LLC Preferred Shares are outstanding, no distribution, whether in cash or property, may be declared or paid or set apart on the Junior Shares (other than distributions paid in Junior Shares or options, warrants or rights to subscribe for or purchase Junior Shares), unless distributions have been declared and paid or declared and set apart for payment on the Series A LLC Preferred Shares for the then-current Distribution Period and all past Distribution Periods.

c.               The Board of Directors, or a duly authorized committee thereof, may, in its discretion, choose to pay distributions on the Series A LLC Preferred Shares without the payment of any distributions on any Junior Shares.

d.              When distributions are not paid (or duly provided for) on any Distribution Payment Date (or, in the case of Parity Shares having distribution payment dates different from the Distribution Payment Dates pertaining to the Series A LLC Preferred Shares, on a distribution payment date falling within the related Distribution Period for the Series A LLC Preferred Shares) in full upon the Series A LLC Preferred Shares or any Parity Shares, all distributions declared upon the Series A LLC Preferred Shares and all such Parity Shares payable on such Distribution Payment Date (or, in the case of Parity Shares having distribution payment dates different from the Distribution Payment Dates pertaining to the Series A LLC Preferred Shares, on a distribution payment date falling within the related Distribution Period for the Series A LLC Preferred Shares) shall be declared pro rata so that the respective amounts of such distributions shall bear the same ratio to each other as all accumulated but unpaid distributions per Share on the Series A LLC Preferred Shares and all Parity Shares payable on such Distribution Payment Date (or in the case of non-cumulative Parity Shares, unpaid distributions for the then-current Distribution Period (whether or not declared) and in the case of Parity Shares having distribution payment dates different from the Distribution Payment Dates pertaining to the Series A LLC Preferred Shares, on a distribution payment date falling within the related Distribution Period for the Series A LLC Preferred Shares) bear to each other.

e.               No distributions may be declared or paid or set apart for payment on any Series A LLC Preferred Shares if at the same time any arrears exist or default exists in the payment of distributions on any outstanding Shares ranking, as to the payment of distributions and distribution of assets upon a Dissolution Event, senior to the Series A LLC Preferred Shares.

f.                Series A Preferred Holders shall not be entitled to any distributions, whether payable in cash or property, other than as provided in this Series A Certificate of Designation and shall not be entitled to interest, or any sum in lieu of interest, in respect of any distribution payment.

g.               The Members intend that no portion of the distributions paid to the Series A LLC Preferred Holders pursuant to this Section 3 shall be treated as a “guaranteed payment” within the meaning of Section 707(c) of the Code, and no Member shall take any position inconsistent to such intention, except if there is a change in applicable law or final determination by the Internal Revenue Service that is inconsistent with such intention.

3.              Rank

The Series A LLC Preferred Shares shall rank, with respect to payment of distributions and distribution of assets upon a Dissolution Event:

a.              junior to all of the Company’s existing and future indebtedness and any equity securities, including Preferred Shares, that the Company may authorize or issue, the terms of which provide that such securities shall rank senior to the Series A LLC Preferred Shares with respect to payment of distributions and distribution of assets upon a Dissolution Event;

b.              equally with any equity securities, including Preferred Shares, that the Company may authorize or issue, the terms of which provide that such securities shall rank equally with the Series A LLC Preferred Shares with respect to payment of distributions and distribution of assets upon a Dissolution Event (“Parity Shares”); and

c.               senior to the Common Shares and any other equity securities that the Company may authorize or issue, the terms of which provide that such securities shall rank junior to the Series A LLC Preferred Shares with respect to payment of distributions and distribution of assets upon a Dissolution Event (together with the Common Shares, “Junior Shares”).

4.              Optional Redemption

a.              Except as set forth in Sections 5 and 6 of this Series A Certificate of Designation, the Series A LLC Preferred Shares shall not be redeemable prior to January 15, 2018.  On or after that date, subject to any limitations which may be imposed by law, the Company may, at its option, redeem the Series A LLC Preferred Shares, in whole or in part, at any time or from time to time, out of funds legally available therefor, at a redemption price equal to the Liquidation Preference per Share plus an amount equal to accumulated and unpaid distributions (whether or not declared) from the Distribution Payment Date immediately preceding the redemption date to, but excluding, the redemption date, plus unpaid distributions (whether or not declared), if any, on the Series A LLC Preferred Shares for all past Distribution Periods.  If less than all of the outstanding Shares of Series A LLC Preferred Shares are to be redeemed, the Company shall select the Shares to be redeemed from the outstanding Shares not previously called for redemption by lot or pro rata (as nearly as possible).

b.              In the event the Company shall redeem any or all of the Series A LLC Preferred Shares as aforesaid in Section 4.a of this Series A Certificate of Designation, the Company shall give notice of any such redemption to the Series A Preferred Holders not more than 60 nor less than 30 days prior to the date fixed for such redemption.  Failure to give notice to any Series A Preferred Holder shall not affect the validity of the proceedings for the redemption of Shares of any Series A Preferred Holder being redeemed.

c.               Notice having been given as herein provided and so long as funds sufficient to pay the redemption price for all of the Series A LLC Preferred Shares called for redemption have been set aside for payment, from and after the redemption date, distributions on the Series A LLC Preferred Shares called for redemption shall cease to accrue and such Series A LLC Preferred Shares called for redemption shall no longer be deemed outstanding, and all rights of the holders thereof shall cease other than the right to receive the redemption price, without interest.

d.              The Series A Preferred Holders shall have no right to require redemption of any Series A LLC Preferred Shares.

e.               Any Series A LLC Preferred Shares which are redeemed shall thereafter not be cancelled and have the status of authorized but unissued Preferred Shares of the Company undesignated as to series, and may thereafter be reissued by the Board of Directors in the same manner as any other authorized and unissued Preferred Shares notwithstanding Section 18-702(e) of the Act.

f.                If the Company shall deposit on or prior to any date fixed for redemption of Series A LLC Preferred Shares, with any bank or trust company having a capital, surplus and undivided profits aggregating at least fifty million dollars ($50,000,000), as a trust fund, a fund sufficient to redeem the Series A LLC Preferred Shares called for redemption, with irrevocable instructions and authority to such bank or trust company to pay on and after the date fixed for redemption or such earlier date as the Board of Directors may determine, to the respective Series A Preferred Holders, the redemption price thereof, then from and after the date of such deposit (although prior to the date fixed for redemption) such Series A LLC Preferred Shares so called shall be deemed to be redeemed and distributions thereon shall cease to accrue after said date fixed for redemption and such deposit shall be deemed to constitute full payment of said Series A LLC Preferred Shares to the holders thereof and from and after the date of such deposit said Series A LLC Preferred Shares shall no longer be deemed to be outstanding, and the holders thereof shall cease to be holders of Shares with respect to such Series A LLC Preferred Shares, and shall have no rights with respect thereto except only the right to receive from said bank or trust company, on the redemption date or such earlier date as the Board of Directors may determine, payment of the redemption price of such Series A LLC Preferred Shares without interest.

5.              Change of Control Redemption

a.              If a Change of Control Event (as defined below) occurs prior to January 15, 2018, within 60 days of the occurrence of such Change of Control Event, the Company may, at its option, redeem the Series A LLC Preferred Shares, in whole but not in part, out of funds legally available therefor, at a redemption price equal to $25.25 per Series A LLC Preferred Share plus an amount equal to the accumulated and unpaid distributions (whether or not declared) from the Distribution Payment Date immediately preceding the redemption date to, but excluding, the redemption date, plus unpaid distributions (whether or not declared) on the Series A LLC Preferred Shares for all past Distribution Periods, if any.

b.              In the event the Company elects to redeem all of the Series A LLC Preferred Shares as aforesaid in Section 5.a of this Series A Certificate of Designation, the Company shall give notice of any such redemption to the Series A Preferred Holders at least 30 days prior to the date fixed for such redemption.

c.               If (i) a Change of Control Event occurs (whether before, on or after January 15, 2018) and (ii) the Company does not give notice to the Series A Preferred Holders prior to the 31st day following the Change of Control Event to redeem all the outstanding Series A LLC Preferred Shares, the distribution rate per annum on the Series A LLC Preferred Shares shall increase by 5.00% to 12.375%, beginning on the 31st day following such Change of Control Event.

d.              For the purposes of Section 5 of this Series A Certificate of Designation only, except as otherwise expressly provided or unless the context otherwise requires, the terms defined in this Section 5.d have the meanings assigned to them in this Section 5.d and include the plural as well as the singular.

“Below Investment Grade Rating Event” means the rating on any of the Company’s senior unsecured debt securities is lowered in respect of a Change of Control and any of the Company’s senior unsecured debt securities are rated below Investment Grade by both Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended until the ratings are announced if (i) during such period the rating of any of the Company’s senior unsecured debt securities is under publicly announced consideration for possible downgrade by both of the Rating Agencies or (ii) during such period, one Rating Agency has lowered the rating of any of the Company’s senior unsecured debt securities and the other Rating Agency has publicly announced that it is considering any of the Company’s senior unsecured debt securities for possible downgrade); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Company in writing at the Company’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event). The Company shall request the Rating Agencies to make such confirmation in connection with any Change of Control.

“Change of Control” means the occurrence of the following:

•                  the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Exchange Act and the rules of the Commission thereunder as in effect on January 17, 2013), of Equity Interests representing more than 50% of the aggregate ordinary voting power represented by the Company’s issued and outstanding Equity Interests;

•                  the occupation of a majority of the seats (other than vacant seats) on the Board of Directors by Persons who were neither (i) nominated by the Board of Directors nor (ii) appointed by Directors so nominated; or

•                  the acquisition of direct or indirect Control of the Company by any Person or group (within the meaning of the Exchange Act and the rules of the Commission thereunder as in effect on January 17, 2013) not in Control of the Company on January 17, 2013;

provided that for the purposes of this definition, no Change of Control shall be deemed to occur by reason of the Company’s becoming a wholly-owned Subsidiary of a Successor Parent.

“Change of Control Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or non-voting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Fitch” means Fitch Ratings Inc. or any successor thereto.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supranational bodies such as the European Union or the European Central Bank).

“Investment Grade” means, with respect to Fitch, a rating of BBB- or better (or its equivalent under any successor rating categories of Fitch) and, with respect to S&P, a rating of BBB- or better (or its equivalent under any successor rating categories of S&P) (or, in each case, if such Rating Agency ceases to rate the Company’s senior unsecured debt securities for reasons outside of the Company’s control, the equivalent investment grade credit rating from any Rating Agency selected by the Company as a replacement Rating Agency).

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Rating Agency” means:

•                  each of Fitch and S&P; and

•                  if either of Fitch or S&P ceases to rate the Company’s senior unsecured debt securities or fails to make a rating of the Company’s senior unsecured debt securities publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) the Exchange Act selected by the Company as a replacement agency for Fitch or S&P, or both, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor thereto.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests or (b) any partnership, joint venture, limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person.

“Successor Parent” means any Person for which Equity Interests of such Person representing more than 50% of the aggregate ordinary voting power issued and outstanding of such Person immediately after the time the Company becomes a wholly-owned Subsidiary of such Person, are beneficially owned (within the meaning of the Exchange Act and the rules of the Commission thereunder as in effect on January 17, 2013) by one or more Persons that beneficially owned Equity Interests representing more than 50% of the aggregate ordinary voting power represented by the Company’s issued and outstanding Equity Interests immediately prior to the Company’s becoming a wholly-owned Subsidiary of such Person and in substantially the same proportion as immediately prior to the Company’s becoming a wholly-owned Subsidiary of such Person.

6.              Restrictions of Ownership—Redemption Remedy

In order for the Company to maintain the flexibility to have REIT subsidiaries, the Company may redeem the Series A LLC Preferred Shares at any time in accordance with Section 3.1(b) of the Agreement.  In the event of any redemption of Series A LLC Preferred Shares pursuant to Section 3.1(b) of the Agreement, such redemption shall be made in accordance with the terms and conditions set forth in Sections 4.c, 4.d, 4.e and 4.f of this Series A Certificate of Designation (except that the Company shall not be required to provide the notice called for by Section 4.c). If the Company calls for the redemption of any Series A LLC Preferred Shares pursuant to and in accordance with this Section 6, then the redemption price for such Series A LLC Preferred Shares shall be an amount calculated in accordance with the terms of Section 4.a of this Series A Certificate of Designation. The redemption of Series A LLC Preferred Shares pursuant to this Section 6 and Section 3.1(b) of the Agreement from any Person shall be limited to that number of Series A LLC Preferred Shares (rounded up to the nearest whole Share), the Beneficial or Constructive Ownership of which causes or would cause such Person to violate Section 3.1(a)(i) of the Agreement.

7.              Voting

Except as otherwise set forth in this Section 7 of this Series A Certificate of Designation and where required pursuant to the Agreement, the Series A LLC Preferred Shares shall not have any relative, participating, optional or other voting rights or powers, and the consent of the Series A Preferred Holders shall not be required for the taking of any Company action.

a.              If and whenever six quarterly distributions (whether or not consecutive) payable on the Series A LLC Preferred Shares or six quarterly distributions (whether or not consecutive) payable on any series or class of Parity Shares are in arrears (which shall, with respect to any such quarterly distribution, mean that any such distribution has not been paid in full), in each case, whether or not earned or declared, the number of directors then constituting the Board of Directors shall be increased by two and the Series A Preferred Holders, voting together as a single class regardless of series with the holders of any other series of Parity Shares upon which like voting rights have been conferred and are exercisable (any such other series, the “Voting Preferred Shares”), shall have the right to elect these two additional directors at an annual meeting of Members or a properly called special meeting of the Series A Preferred Holders and the holders of the Voting Preferred Shares called as hereafter provided and at each subsequent annual meeting of Members until all such distributions and distributions for the then current quarterly period on the Series A LLC Preferred Shares and the Voting Preferred Shares have been paid or declared and set aside for payment. Whenever all arrears in distributions on the Series A LLC Preferred Shares and the Voting Preferred Shares then outstanding shall have been paid and full distributions thereon for the then current quarterly distribution period shall have been paid in full or declared and set apart for payment in full, then the right of the Series A Preferred Holders and the holders of Voting Preferred Shares to elect such two additional directors shall cease and the terms of office of all directors elected by the Series A Preferred Holders and holders of the Voting Preferred Shares shall forthwith terminate and the number of directors constituting the Board of Directors shall be reduced accordingly. However, the right of the Series A Preferred Holders and the holders of the Voting Preferred Shares to elect two additional directors shall again vest if and whenever six quarterly distributions are in arrears, as described above.

b.              At any time after such voting power shall have been so vested in the Series A Preferred Holders and the holders of the Voting Preferred Shares, the Secretary of the Company may, and upon the written request of any Series A Preferred Holder (addressed to the Secretary at the principal office of the Company) shall, call a special meeting of the Series A Preferred Holders and holders of the Voting Preferred Shares for the election of the two directors to be elected by them as herein provided, such call to be made by notice similar to that provided in Section 9.5 of the Agreement for a special meeting of the Members or as required by law.  If any such special meeting required to be called as above provided shall not be called by the Secretary within 20 days after receipt of such request, then any Series A Preferred Holder may call such meeting, upon the notice above provided, and for that purpose shall have access to the Share books of the Company.  The directors elected at any such special meeting shall hold office until the next annual meeting of the Members or special meeting held in lieu thereof if such office shall not have previously terminated as above provided.  If any vacancy shall occur among the directors elected by the Series A Preferred Holders and holders of the Voting Preferred Shares, a successor shall be elected by the Board of Directors, upon the nomination of the then-remaining director elected by the Series A Preferred

Holders and holders of the Voting Preferred Shares or the successor of such remaining director, to serve until the next annual meeting of the Members or special meeting held in place thereof if such office shall not have previously terminated as above provided. No director may be elected pursuant to this Section 7.b if the election of such director shall cause the Company to violate the corporate governance requirements of the New York Stock Exchange (or other exchange on which the Company’s securities may be listed) that listed companies must have a majority of independent directors.

c.               So long as any Series A LLC Preferred Shares are outstanding, the affirmative vote of at least 66-2/3% of the votes entitled to be cast by the Series A Preferred Holders and holders of the Voting Preferred Shares, at the time outstanding, voting as a single class regardless of series, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary:

i.                  to amend, alter or repeal of any of the provisions of the Agreement, this Series A Certificate of Designation or the Share Designation relating to any series of Voting Preferred Shares, whether by merger, consolidation or otherwise, to affect materially and adversely the voting powers, rights or preferences of the Series A LLC Preferred Shares or the Voting Preferred Shares; and

ii.               to authorize, create or increase the authorized amount of, any class or series of beneficial interest ranking senior to the Series A LLC Preferred Shares or the Voting Preferred Shares with respect to the payment of distributions or amounts on any Dissolution Event;

provided, however, that,

iii.            in the case of subparagraph (i) above, no such vote of the Series A LLC Preferred Shares or Voting Preferred Shares, as the case may be, shall be required if in connection with any such amendment, alteration or repeal, each Series A LLC Preferred Share or Voting Preferred Share remains outstanding without the terms thereof being materially changed in any respect adverse to the holders thereof or is converted into or exchanged for preferred shares of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption thereof substantially similar to those of the Series A LLC Preferred Shares or the Voting Preferred Shares, as the case may be;

iv.           in the case of subparagraph (i) or (ii) above, if any such action would materially and adversely affect the rights, preferences, privileges or voting powers of one or more, but not all of the classes or series of Voting Preferred Shares (including, for this purpose, the Series A LLC Preferred Shares) at the time outstanding, the affirmative vote of at least 66-2/3% of the votes entitled to be cast by the holders of all classes or series so affected, voting as a single class regardless of class or series, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be required in lieu of (or, if such consent is required by law, in addition to) the affirmative vote of at least 66-2/3% of the votes entitled to be cast by the Voting Preferred Shares (including, for this purpose, the Series A LLC Preferred Shares) otherwise entitled to vote as a single class in accordance herewith; and

v.              in the case of subparagraph (i) or (ii) above, no such vote of the Series A Preferred Holders or holders of the Voting Preferred Shares, as the case may be, shall be required if, at or prior to the time when such action is to take effect, provision is made for the redemption of all Series A LLC Preferred Shares or Voting Preferred Shares, as the case may be, at the time outstanding.

d.              For the purposes of this Section 7 of this Series A Certificate of Designation, neither:

i.                  the amendment of provisions of the Agreement so as to authorize or create or to increase the authorized amount of, any Junior Shares or any Parity Shares; nor

ii.               any filing with the Delaware Secretary of State by the Company, including in connection with a merger, consolidation or otherwise, in which (1) the Company is the surviving entity and the Series A LLC Preferred Shares remain outstanding with the terms thereof materially unchanged in any respect adverse to the holders thereof; or (2) the resulting, surviving or transferee entity is organized under the laws of any state and substitutes or exchanges the Series A LLC Preferred Shares for other preferred equity or shares having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof identical to that of the Series A LLC Preferred Shares (except for changes that do not materially and adversely affect the Series A LLC Preferred Shares)

shall be deemed to materially and adversely affect the voting powers, rights or preferences of the Series A LLC Preferred Shares.

e.               For purposes of the foregoing provisions of this Section 7 of this Series A Certificate of Designation, each Series A LLC Preferred Share shall have one (1) vote per Share, except that when any other series of Preferred Shares shall have the right to vote with the Series A LLC Preferred Shares as a single class on any matter, then the Series A LLC Preferred Shares and such other series of Preferred Shares shall have with respect to such matters one (1) vote per $25.00 of stated liquidation preference.

f.                The Company may, from time to time, without notice to or consent of the Series A Preferred Holders, issue additional Series A LLC Preferred Shares.

8.              Liquidation Rights

a.              Upon any Dissolution Event, after payment or provision for the liabilities of the Company (including the expenses of such Dissolution Event) and the satisfaction of all claims ranking senior to the Series A LLC Preferred Shares in accordance with Section 20.2 of the Agreement, the Series A Preferred Holders shall be entitled to receive out of the assets of the Company or proceeds thereof available for distribution to Members, before any payment or distribution of assets is made in respect of Junior Shares, distributions in accordance with the positive balance in their Capital Accounts (after taking into account allocations of Gross Ordinary Income to the Series A Preferred Holders pursuant to Section 4.2(d) of the Agreement for the Taxable Year in which the Dissolution Event occurs) pursuant to Section 20.2(c) of the Agreement.

b.              After each Series A Preferred Holder receives a payment equal to the positive balance in its Capital Account for such holder’s Shares (even if such payment is less than the Series A Liquidation Value of such holder’s Shares), such Series A Preferred Holder shall not be entitled to any further participation in any distribution of assets by the Company.

c.               If the assets of the Company available for distribution upon a Dissolution Event are insufficient to pay in full the aggregate amount payable to the Series A Preferred Holders and holders of all other Parity Shares, if any, such assets shall be distributed to the Series A Preferred Holders and holders of such Parity Shares pro rata, based on the full respective distributable amounts to which they are entitled.

d.              Nothing in this Section 7.f of this Series A Certificate of Designation shall be understood to entitle the Series A Preferred Holders to be paid any amount in respect of a Dissolution Event until holders of any classes or series of Shares ranking, as to the distribution of assets upon a Dissolution Event, senior to the Series A LLC Preferred Shares have been paid all amounts to which such classes or series of Shares are entitled.

e.               For the purposes of this Series A Certificate of Designation, neither the sale, conveyance, exchange or transfer, for cash, Shares, securities or other consideration, of all or substantially all of the Company’s property or assets nor the consolidation, merger or amalgamation of the Company with or into any other entity or the consolidation, merger or amalgamation of any other entity with or into the Company shall be deemed to be a Dissolution Event.

FOURTH: The definition of “Share Ownership Limit” in the Agreement is hereby amended and restated in its entirety to read as follows:

“Share Ownership Limit” means 9.8% in value or in number, whichever is more restrictive, of any class or series of outstanding Shares of the Company excluding any outstanding Shares not treated as outstanding for U.S. federal income tax purposes.

FIFTH:  The second sentence of Section 5.1 of the Agreement is hereby replaced in its entirety with the following:

Subject to any Share Designation, distributions with respect to a class of Shares shall be paid to Members in proportion to their respective Percentage Interests.

SIXTH: Section 3.1(i) of the Agreement is hereby amended and restated in its entirety to read as follows:

(i)            Legend.  Each Certificate shall bear substantially the following legend:

“The Shares represented by this certificate are subject to restrictions on Beneficial and Constructive Ownership and Transfer. Subject to certain further restrictions and except as expressly provided in the Company’s Operating Agreement (i) no Person may Beneficially Own or Constructively Own Common Shares of any class or series of Shares of the Company in excess of 9.8% in value or in number, whichever is more restrictive, of any class or series of Shares of the Company unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); and (ii) no Person may Beneficially Own Shares that would result in KKR Financial Corp. or any other subsidiary of the Company that has elected to be taxed as a “real estate investment trust” (a “REIT”) pursuant to Section 856 of the Code being “closely held” under Section 856(h) of the Code or would otherwise cause any such entity to fail to qualify as a REIT. Any Person who Beneficially Owns or Constructively Owns or attempts to Beneficially Own or Constructively Own Shares which causes or will cause a Person to Beneficially Own or Constructively Own Shares in excess or in violation of the above limitations must immediately notify the Company. If any of the restrictions on transfer or ownership in (i) or (ii) above are violated, the Shares represented hereby will be automatically transferred to a Trustee of a Charitable Trust for the benefit of one or more Charitable Beneficiaries, and such Person shall acquire no rights in such Shares. If, notwithstanding the foregoing sentence, a Transfer to the Charitable Trust is not effective for any reason to prevent a violation of the restrictions on Transfer and ownership in (i) or (ii) above, then the attempted Transfer of that number of Shares that otherwise would cause any Person to violate such restrictions shall be void ab initio and the intended transferee shall acquire no rights in such Shares. In addition, the Company may redeem Shares upon the terms and conditions specified by the Agreement and the Board of Directors in its sole discretion if the Board of Directors determines that ownership or a Transfer or other event may violate the restrictions described above. All capitalized terms in this Certificate have the meanings defined in the Agreement of the Company, as the same may be amended from time to time, a copy of which, including the restrictions on Transfer and ownership, and the rights of redemption of the Company, will be furnished to each holder of Shares of the Company on request and without charge. Requests for such a copy may be directed to the Secretary of the Company at its principal office.”

SEVENTH:  Section 6.4 of the Agreement is hereby amended and restated in its entirety to read as follows:

Section 6.4  Number, Tenure and Qualifications.  As provided by Section 6.1, the Initial Board shall be comprised of twelve Initial Directors and at all times from and after the date hereof, the composition of the Board of Directors shall consist of at least a majority of Independent Directors. Subject to this Section 6.4 and any applicable  Share Designation, the number of Directors shall be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors, but shall consist of not less than five nor more than fifteen Directors. However, subject to any Share Designation, no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

The term of each Director shall be the period from the effective date of such Director’s election until such Director’s successor is duly elected or appointed and qualified, or until such Director’s earlier death, resignation or removal. Directors need not be residents of the State of Delaware or Members.

EIGHTH:  The following amendments to Section 1.10 of the Agreement be and hereby are made:

a.              The following definitions shall be added in proper alphabetical order:

“Common Percentage Interest” means, with respect to any Member as of any date, the ratio (expressed as a percentage) of the number of Common Shares held by such Member on such date relative to the aggregate number of Common Shares then outstanding as of such date.

“Series A Percentage Interest” means, with respect to any Member as of any date, the ratio (expressed as a percentage) of the number of Series A LLC Preferred Shares held by such Member on such date relative to the aggregate number of Series A LLC Preferred Shares then outstanding as of such date.

“Series A LLC Preferred Shares” means the Preferred Shares designated as “Series A LLC Preferred Shares” pursuant to the Series A Certificate of Designation

“Series A Certificate of Designation” means the Share Designation dated as of January 17, 2013, as amended from time to time, which provides for the designation of certain Preferred Shares as Series A LLC Preferred Shares and makes certain other amendments to this Agreement.

b.              The definition of “Percentage Interest” in the Agreement is hereby amended and restated in its entirety as follows:

“Percentage Interest” means the Common Percentage Interest, Series A Percentage Interest, and any corresponding ratio established with respect to a new class of Shares pursuant to a Share Designation.

c.               The definition of “Profits” and “Losses” in the Agreement is hereby amended and restated in its entirety as follows:

“Profits” and “Losses” mean, for each Taxable Year, an amount equal to the Company’s taxable income or loss for such Taxable Year, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments (without duplication):

(i)  any income of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of “Profits” and “Losses” shall be added to such taxable income or loss;

(ii)  any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses pursuant to this definition of “Profits” and “Losses” shall be subtracted from such taxable income or loss;

(iii)  in the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) or (iii) of the definition of Gross Asset Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

(iv)  gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for U.S. federal income tax purposes (or would be recognized for U.S. federal income tax purposes if the adjusted tax basis differed from the amount realized in connection with such disposition) shall be computed by reference to the Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Gross Asset Value;

(v)  to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(vi)  notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Sections 4.2(d), 4.3 or 4.4 shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 4.2(d), 4.3 and 4.4 shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (v) above.

NINTH: Section 4.2 through Section 4.8 of Article 4 of the Agreement are hereby amended and restated in their entirety to read as follows:

Section 4.2  Allocations of Profits and Losses.

(a)   Allocation of Profit.  If the Company has Profits during the Taxable Year, such Profits shall be allocated to the Members holding Common Shares in accordance with their Common Percentage Interests.

(b)   Allocation of Losses.  If the Company has Losses during the Taxable Year, such Losses shall be allocated, subject to the limitations of Section 4.5, to the Members holding Common Shares in accordance with their Common Percentage Interests.

(c)   Character of Allocations.  Allocations to Members of Profits or Losses pursuant to Sections 4.2(a) and 4.2(b) shall consist of a proportionate share of each Company item of income, gain, expense and loss entering into the computation of Profits or Losses for such Taxable Year.

(d)  Priority Allocations with Respect to Series A LLC Preferred Shares.  Before giving effect to the allocations set forth in Sections 4.2(a) and (b), Gross Ordinary Income for the Taxable Year shall be specially allocated pro rata to the Members holding Series A LLC Preferred Shares in accordance with their Series A Percentage Interests in an amount equal to the sum of (i) the amount of cash distributed to the Series A LLC Preferred Shares pursuant to Section 2 of the Series A Certificate of Designation during such Taxable Year and (ii) the excess, if any, of the amount of cash distributed to the Series A LLC Preferred Shares pursuant to Section 2 of the Series A Certificate of Designation in all prior Taxable Years over the amount of Gross Ordinary Income allocated to the Members holding Series A Preferred Shares pursuant to this Section 4.2(d) in all prior Taxable Years.  For purposes of this Section 4.2(d), “Gross Ordinary Income” means the Company’s gross income excluding any gross income attributable to the sale or exchange of “capital assets” as defined in Section 1221 of the Code.  Allocations to Members holding Series A LLC Preferred Shares of Gross Ordinary Income shall consist of a proportionate share of each Company item of Gross Ordinary Income for such Taxable Year.

Section 4.3  Special Allocations.  The following special allocations shall be made in the following order:

(a)   Minimum Gain Chargeback.  Except as otherwise provided in Regulations Section 1.704-2(f), notwithstanding any other provision of this Article 4, if there is a net decrease in Company Minimum Gain during any Taxable Year, each Member shall be specially allocated items of Company income and gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Member’s share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g) and (h). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulation Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.3(a) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Minimum Gain Chargeback.  Except as otherwise provided in Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Article 4, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Taxable Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Member’s share of the net decrease in Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 4.3(b) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset.  In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible; provided, that an allocation pursuant to this Section 4.3(c) shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 4 have been tentatively made as if this Section 4.3(c) were not in this Agreement.

(d)   Nonrecourse Deductions.  Nonrecourse Deductions for any Taxable Year shall be specially allocated to the Members in the manner elected by the Tax Matters Member in conformity with the provisions of Regulations 1.704-2, and in the absence of such an election, to the Members in proportion to their respective Common Percentage Interests.

(e)   Member Nonrecourse Deductions.  Any Member Nonrecourse Deductions for any Taxable Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(f)   Section 754 Adjustments.  To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b), is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members holding Common Shares in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies or to the Member to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

Section 4.4  Ameliorative Allocations.  The allocations set forth in Sections 4.3(a), 4.3(b), 4.3(c), 4.3(d), 4.3(e), 4.3(f) and 4.5 (the “Regulatory Allocations”) are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 4.4. Therefore, notwithstanding any other provision of this Article 4 (other than the Regulatory Allocations), the Board of Directors shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Sections 4.1 and 4.2.

Section 4.5  Loss Limitation.  Losses allocated pursuant to Section 4.2 shall not exceed the maximum amount of Losses that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Taxable Year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 4.2, the limitation set forth in this Section 4.5 shall be applied on a Member-by-Member basis, and Losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with their Common Percentage Interests so as to allocate the maximum permissible Losses to each Member under Regulations Section 1.704-1(b)(2)(ii)(d).

Section 4.6  Other Allocation Rules.

(a)   Profits, Losses, each item thereof and all other items attributable to Shares for any Taxable Year shall, for U.S. federal income tax purposes, be determined on an annual basis and pro rated on a monthly basis and the pro rata portion for each month shall be allocated to those Persons who are Members as of the opening of the NYSE on the first business day of the applicable month; provided, however, that gain or loss on a sale or other disposition of any assets of the Company other than in the ordinary course of business, as determined by the Manager, shall be allocated to the Members as of the opening of the NYSE on the first business day of the month in which such item of gain or loss is recognized for federal income tax purposes. With respect to any Share that was not treated as Outstanding as of the close of the NYSE on the first business day of the applicable month, the first Person who is treated as the Member with respect to such Share will be treated as the Member with respect to such Share for this purpose as of the close of the NYSE on the first business day of the applicable month.  The Manager may revise, alter or otherwise modify such methods of allocation as it determines necessary, to the extent permitted or required by Section 706 of the Code and the Regulations or rulings promulgated thereunder.

(b)   The Members are aware of the income tax consequences of the allocations made by this Article 4 and hereby agree to be bound by the provisions of this Article 4 in reporting their shares of Company income and loss for income tax purposes.

(c)   Solely for purposes of determining a Member’s proportionate share of the “excess nonrecourse liabilities” of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Member’s interests in Company profits are in proportion to their Common Percentage Interests.

(d)   To the extent permitted by Regulations Section 1.704-2(h)(3), the Manager shall endeavor to treat distributions as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

(e)   Allocations that would otherwise be made to a Member under the provisions of this Article IV shall instead be made to the beneficial owner of Shares held by a nominee in any case in which the nominee has furnished the identity of such owner to the Company in accordance with Section 6031(c) of the Code or any other method determined by the Manager.

Section 4.7  Tax Allocations: Code Section 704(c).

(a)   In accordance with Section 704(c) of the Code and the Regulations thereunder, income, gain, loss and deduction with respect to any Property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such Property to the Company for U.S. federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value) using a method, selected in the discretion of the Manager in accordance with Regulations Section 1.704-3.

(b)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for U.S. federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

(c)   Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.7 are solely for purposes of U.S. federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

Section 4.8 Percentage Interests.  If the number of outstanding Common Shares increases or decreases during a taxable year, each Member’s Common Percentage Interest shall be adjusted by the Company effective as of the effective date of each such increase or decrease to a percentage equal to the number of Common Shares held by such Member divided by the aggregate number of Common Shares outstanding after giving effect to such increase or decrease. If the Members’ Common Percentage Interests are adjusted pursuant to this Section 4.8, the Profits and Losses for the taxable year in which the adjustment occurs shall be allocated between the part of the year ending on the day when the Company’s property is revalued and the part of the year beginning on the following day either (i) as if the taxable year had ended on the date of the adjustment or (ii) based on the number of days in each part. The Manager, in its sole and absolute discretion, shall determine which method shall be used to allocate Profits and Losses for the taxable year in which the adjustment occurs. The allocation of Profits and Losses for the earlier part of the year shall be based on the Common Percentage Interests before adjustment, and the allocation of Profits and Losses for the later part shall be based on the adjusted Common Percentage Interests.

TENTH:  To the extent that any provision of this Series A Certificate of Designation conflicts or is inconsistent with the Agreement, this Series A Certificate of Designation shall be deemed to amend the Agreement.

ELEVENTH:  This Series A Certificate of Designation shall be governed by and interpreted in accordance with the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by such laws.

TWELFTH:  Each provision of this Series A Certificate of Designation shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Series A Certificate of Designation which are valid, enforceable and legal.

IN WITNESS WHEREOF, the undersigned has executed this Share Designation in San Francisco, California on January 17, 2013.

KKR FINANCIAL HOLDINGS LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Secretary and General Counsel